March 10, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Christie Wong, Jeanne Baker, Nicholas O'Leary, Margaret Sawicki

Re:	Quantumzyme Corp.
Registration Statement on Form 10-12G Filed February 3, 2025 File No. 000-56725

Ladies and Gentlemen:

We are submitting this letter on behalf of Quantumzyme Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated February 26, 2025, relating to the Company’s Registration Statement on Form 10-12G (File No. 000-56725) filed with the Commission on February 3, 2025 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Additionally, the Company has amended its Registration Statement to reflect and address Staff’s comments as necessary, the Company’s Amendment No. 1 to the Registration Statement (“Amendment No. 1” or “Filing”) is being filed concurrently herewith.

Registration Statement on Form 10-12G filed February 3, 2025

Item 1. Description of Business, page 4

1. We note that you have a dual class capital structure whereby Series A and B Preferred Stock have the voting power of 100 and 500 common shares, respectively, and it appears Mr. Kulkarni will have majority voting control of the Company. Please revise your disclosure here at the outset of your business section to discuss the dual class nature of your capital structure and quantify the voting control that Mr. Kulkarni has as the sole preferred stockholder. In addition, revise your disclosure here and throughout the filing, including the risk factor section, to detail the dilutive effect of the Series A and Series B Preferred Shares, including future issuances, and the controlling impact of the Series A and B Preferred Shares, such as Mr. Kulkarni’s ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

RESPONSE: We have revised the Filing throughout to discuss the dual class nature of our capital structure, quantify the voting control that Mr. Kulkarni has as the sole preferred stockholder, including the risk factor section, detailed the dilutive effect of the Series A and Series B Preferred Shares, and have clarified Mr. Kulkarni’s ability to control all matters requiring shareholder approval.

2. Please revise this section to expand your disclosure further to identify the governmental authorities and the laws and regulations relating to the manufacture of your products or related health and safety or other laws or regulations that are material to your business. Refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K.

RESPONSE: We have revised the Filing to include two new sections captioned “Regulatory and Legal Compliance” and “Key Safety Considerations”, see page 9.

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The Quantumzyme Solution, page 6

3. We note your disclosure that you intend to seek financial success through commercialization of enzyme-based products and services. We note your disclosure on page 4 that you have engineered one product, an enzyme that you believe could be used in the manufacture of Ibuprofen. Please revise to clarify what further steps would be needed for you to commercialize this product, including any regulatory approvals. To the extent you have begun any other programs, and they are currently material to your business, disclose the phase of development you have reached with those programs.

RESPONSE: In response to the Staff’s comment, the Company has revised the Filing on page 6, to clarify that we currently have one product and since our business model envisions us only selling/licensing any product to a third party manufacture, that such manufacture will ultimately be responsible for the regulatory procedures related to bringing that product to market and ultimately the end-user consumer. Additionally, we have clarified that currently we only have one product and no other products that are material to the business, but that we are consistently assessing and evaluating potential new projects.

Quantumzyme Current Properties, Assets & Equipment, page 9

4. We note your disclosure that you test your technology at off-site locations, where you also conduct your research and development. Revise to clarify whether you lease or own those facilities and any agreements you have for their use. Please also provide a separate risk factor regarding the risks associated with operating in these off-site locations.

RESPONSE: In response to the Staff’s comment, the Company has revised the Filing on page 9 to clarify that the space we utilize for research and development is rented on an as needed basis.

Corporate History

The Company, page 11

5. We note your disclosure that you “require funding from this offering to expand and further develop our operations.” Please remove this statement as there is not an offering being conducted in connection with this registration statement.

RESPONSE: In response to the Staff’s comment, the Company has revised the Filing to remove the aforementioned statement.

Item 1A. Risk Factors, page 12

6. We note your disclosure here and on page 17 where you refer to this registration statement as an offering circular. Please revise this language throughout the filing to reflect that this is a registration statement on Form 10 and not an offering circular.

RESPONSE: In response to the Staff’s comment, the Company has revised the Filing to remove the aforementioned statement.

As an "Emerging Growth Company" any decision to comply with the reduced disclosure requirements applicable to emerging growth . . . , page 16

7. Please update your disclosure to reflect that the current revenue threshold for an Emerging Growth Company (EGC) is $1.235 billion. Refer to the definition of EGC in Rule 405 under the Securities Act. Also, since you are a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an EGC, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

RESPONSE: In response to the Staff’s comment, the Company has revised the Filing disclosing that even if we no longer qualify as an EGC, we may still be subject to reduced reporting requirements.

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Item 4. Security Ownership of Certain Beneficial Owners and Management, page 20

8. We note your table on page 20. Please explain why the title and number of shares owned by Manu Bharath Khareedhi is shown as "NIL" but the percentage is "1.05%." Additionally, we note there are footnotes (2), (3), and (4) that are not described under the table. Please revise.

RESPONSE: In response to the Staff’s comment, the Company has revised the Filing accordingly, please see page 20.

9. Please revise to disclose the percentage of outstanding shares that preferred shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval. Disclose that the disparate voting rights may have anti-takeover effects preventing a change in control transaction. Describe the circumstances or events in which the conversion of preferred shares is mandatory or optional.

RESPONSE: In response to the Staff’s comment, the Company has revised the Filing accordingly, please see page 20.

Item 6. Executive Compensation, page 23

10. We note your disclosure that Mr. Kulkarni received restricted shares under his Executive Employment Agreement. Please revise to provide the information required by Item 402(p) of Regulation S-K or advise. Additionally, you disclose that the term of the Executive Employment Agreement with Mr. Kulkarni expired in May of 2024. Please revise to disclose if you entered into a new Executive Employment Agreement with Mr. Kulkarni.

RESPONSE: In response to the Staff’s comment, the Company has revised the Filing to include the information required by Item 402(p) of Regulation S-K and added disclosure relating to the extension of the Executive Employment Agreement.

Exhibits

11. Please file as an exhibit the Asset Purchase Agreement between you, Reliant Service Inc. and Mr. Kulkarni, your Chief Executive Officer and President.

RESPONSE: In response to the Staff’s comment, the Company has revised the Filing accordingly

12. Please be advised that your registration statement will automatically become effective 60 calendar days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

RESPONSE: We acknowledge and confirm our understanding of the foregoing.

13. Please revise the discussion of your business to define or explain specialized terms at first use, including biotransformation, biocatalysis and legacy reactions.

RESPONSE: We have revised the Filing to include a new section captioned “Glossary”, see page 6.

In response to the Staff’s comment, the Company has revised its disclosure to clarify our understanding of the existing and anticipated government regulations that may affect our business.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 954-903-7856.

Very Truly Yours,

By:	/s/ Naveen Krishnarao Kulkarni
Naveen Krishnarao Kulkarni

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